 Exhibit 99.1

Cat Lake First Nation, Lac Seul First Nation and First Mining Sign Project Agreement for the Development of the Springpole Gold Project

  Agreement setting out the significant participation of Cat Lake First Nation and Lac Seul First Nation in the construction, operation and closure of the Springpole Gold Project in a way that protects the environment and supports community development priorities
  Key involvement in environmental stewardship, training, employment, business opportunities, and financial benefits
  Agreement signed following a groundbreaking community-led Anishinaabe-Led Impact Assessment process
  Provides certainty for Springpole project's development path to construction and operation

VANCOUVER, BC, Aug. 27, 2026 /CNW/ -- First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a Springpole Project Consultation and Benefits Agreement (the "Project Agreement") with Cat Lake First Nation ("Cat Lake" or "CLFN") and Lac Seul First Nation ("Lac Seul" or "LSFN") covering the Springpole Gold Project (the "Springpole Project", or the "Project"), located in northwestern Ontario.  This definitive Project Agreement solidifies a mutually beneficial and collaborative long-term relationship for the development of one of Canada's largest gold resources.  The definitive Project Agreement covers all phases of the Project including construction, operations, and closure, in a manner that respects the land, air, water and culture, and provides key benefits to Cat Lake and Lac Seul, and certainty for the Project's successful future.

Russell Wesley, Chief of Cat Lake First Nation, stated:

"Developed over more than four years, this agreement is rooted in Anishinaabe teachings and law. It reflects our Anishinaabe-led Impact Assessment that was completed in partnership with Lac Seul First Nation. We know from our Members that this project will impact our lives and connection to our home. The process to get here involved many difficult decisions, and we are thankful for all the dedication of our people to the land, culture and way of life. This Agreement will create meaningful opportunities for our members and youth, strengthen our ability to shape our future, and protect our enduring relationships with the land, water, and all who call this place home."

Clifford Bull, Chief of Lac Seul First Nation, stated:

"We stand in solidarity with Cat Lake First Nation in signing this Agreement.  This milestone reflects years of hard work, cooperation, respect and willingness to share the rich resources within our Traditional Territories, in accordance with our Anishinaabe laws and traditions.  This land will always be home to our people long after the Springpole Project has ended.  The conditions we built into the Agreement from our ALIA process will ensure that this Project - from beginning to end - will be guided by our laws so that our lands and waters, and all our relations are protected for generations to come.  This Agreement will provide meaningful opportunities for our people to both benefit from and participate in this Project."

Dan Wilton, CEO of First Mining, stated:

"We are very pleased to have reached this Project Agreement with Cat Lake First Nation and Lac Seul First Nation and for the opportunity to have participated in the community-led assessment process that was foundational in the collaborative path forward that has been established.  We appreciate the enormous amount of work and dedication that both Nations have put into understanding the Springpole Project and working toward this collaborative definitive agreement for advancement of the mine."

The Project Agreement was negotiated following a groundbreaking, community-based Anishinaabe-led Impact Assessment ("ALIA") process to ensure that the interests and concerns of the CLFN and LSFN were taken into account. The Project Agreement includes provisions for CLFN and LSFN to take part in the Project's environmental management and monitoring, the implementation of adaptive management and preferential training and employability measures, equity and participation in the economic upside of the Project, the promotion of business opportunities during the mine's construction and operations, as well as the recognition of Anishinaabe culture. The Project Agreement also sets out the sharing of financial benefits from the Springpole Project.

About Cat Lake First Nation

ᐱᔕᐤ ᓴᑲᐦᐃᑲᐣ (Bizhiw-zaaga'igan) or Cat Lake First Nation is an Anishinaabe community in northwestern Ontario, located approximately 180 kilometres north of Sioux Lookout. As of February 2024, it has 830 registered members, with 653 living in Cat Lake First Nation reserve lands. Cat Lake members traditionally speak Anishinaabemowin. Cat Lake First Nation's reserve lands and traditional territory fall within the boundaries of Treaty 9. However, Cat Lake First Nation asserts it has never signed a treaty with the Crown.

About Lac Seul First Nation

Obishikokaang (Lac Seul) First Nation is an Anishinaabe community in northwestern Ontario consisting of five distinct communities: Canoe River, Whitefish Bay, Kejick Bay, Frenchman's Head, and Namekosipiink (Trout Lake). As of May 2017, Lac Seul had a membership population of 3,452, with approximately 30% of members living in one of the five communities. Lac Seul members traditionally speak Anishinaabemowin. Lac Seul First Nation is a signatory to Treaty 3.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where the federal Environmental Assessment for the Springpole Project was approved in June 2026, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Project Agreement with CLFN and LSFN;  feasibility and permitting activities related to the Springpole Gold Project; realizing the value of the Company's gold projects for the Company's shareholders; Company's business strategy; future planning processes. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of NAG and PAG tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 27-AUG-26